[LETTERHEAD]

Donald G. Davis

Professional Law Corp.

March 13, 2009

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Scott M. Anderegg

Re:

INTERNATIONAL FOOD PRODUCTS GROUP, INC.

Preliminary Information Statement on Schedule 14C

Filed February 10, 2009

Revised Preliminary Information Statement on Schedule 14C

Filed February 26, 2009

Revised Preliminary Information Statement on Schedule 14C

Filed on February 13, 2009

Form 10Q for the Fiscal Quarter Ended December 31, 2008

Filed February 23, 2009

File No. 0-33251

Dear Mr. Anderegg:

As you are aware, our firm represents International Food Products Group, Inc., in connection with its filing of the above referenced revised Preliminary Information Statement on Schedule 14C, which has been revised and refiled on March 13, 2009.  Please find enclosed a copy of the refiled Preliminary Schedule 14C, which has been marked to show changes. We believe the changes are responsive to staff’s letter of comments of March 5, 2009.

We have further responded on a comment by comment basis below: (In each case the number besides each paragraph below references the corresponding paragraph number in your letter of comments of March 5, 2009)

Information Statement on Revised 14C filed February 26, 2009

1. Complied with

2. Complied with

We are advised that no commissions, finders fees or other payments were made, either in cash or in stock, by the Company in connection with its private placement of the Notes. Company management personally placed the Notes, and received no payment or fee for their efforts.

3. Complied with – See New Table in Revised Preliminary 14C

There are no provisions in the Notes that would result in a change in the price per share. The conversion price is fixed at $o.oo5 per share over the life of each note.

4. Complied with.

5. We have added to the revised Schedule 14C, information on the five Shareholders who have executed the written consent, and their percentage votes, as well as their positions with the Company.

All five voting Shareholders, who in the aggregate own more than 50% of the votes required for approval of the amendments, are members of the Company’s management team.

There was no solicitation of their votes. The management team communicated among themselves and reached a verbal consensus on a new name for the Company and on an agreed number to which the authorized capital needed to be increased.

There was no solicitation of a proxy or a consent. This was a consensus verbal discussion and agreement by internal management, and no filing of a Schedule 14A Information Statement was required under the 34 Act.

With regard to the change of name amendment, the management team has revised their written consent to approve adoption of an amendment to the Articles of Incorporation to change the name of the Company to “Newport Digital Technologies, Inc.”, which the team now believes to be a name better suited to the Company’s business and intended Brand.

 6. Complied with.

7. Complied with

8. Complied with

9. Complied with

Form 10Q For the Fiscal Quarter Ended December 31, 2008

With respect the staff’s comments on the Company’s Form 10Q for the Fiscal Quarter Ended December 31, 2008, filed February 23, 2009, changes have been made responsive in all cases to the staff’s comments, and the Company refiled this Form 10Q on March 13, 2009.

Specifically, the following comments are complied with:

10. Complied with

11. Complied with

12 Complied with

13. Complied with

14. Complied with

Also Attached is a Statement from the Company as Requested in Staff’s letter of March 13, 2009.

If you have questions about the enclosed or desire further information, please contact me at your earliest convenience at (213) 400-2007. (Fax (310) 301-3370)

The Company is most anxious to proceed with the filing and mailing of a definitive Information Statement on Form 14C, and we would very much appreciate your earliest response as to whether the revised 14C as now filed is in staff’s view sufficient, or whether further comments will be forth coming from staff.

Thank you for your assistance in this matter

Very truly yours

/s/ Donald G. Davis

Donald G. Davis

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